Exhibit 99.1
Nomad Foods Reports Second Quarter 2020 Financial Results

Company raises 2020 Adjusted EBITDA guidance, which is now expected to be in excess of €460 million

2020 Adjusted EBITDA guidance now includes approximately €10 million of incremental strategic investments

FELTHAM, England - August 6, 2020 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and six month periods ended June 30, 2020. Key operating highlights and financial performance for the second quarter of 2020, when compared to the second quarter 2019, include:

•Reported revenue increased 11.4% to €599 million
•Organic revenue growth of 12.3%
•Reported Profit for the period of €63 million
•Adjusted EBITDA increased 21% to €119 million
•Adjusted EPS increased 26% to €0.34
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We experienced continued robust demand throughout the second quarter, even as restrictions were relaxed across Europe beginning in early May. Frozen food has proven to be one of the most durable consumer categories throughout the COVID-19 pandemic, a testament to its role in offering families quick and nutritious meal solutions at home. These are values which we believe will transcend beyond this acute period and appeal to a broader set of consumers in a post-COVID-19 world. As Europe’s leading frozen food company, we believe Nomad Foods is uniquely positioned with the strategy, resources and execution discipline to accelerate growth and drive sustained value creation for our stakeholders.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are pleased with our strong first half 2020 performance and now expect that second half organic revenue growth will remain elevated. This leads us to raise our guidance while also enabling us to accelerate strategic investments to convert the unprecedented adoption of frozen food and trial of our brands into permanent consumption behavior.”

Second Quarter of 2020 results compared to the Second Quarter of 2019
•Revenue increased 11.4% to €599 million. Organic revenue growth of 12.3% was comprised of 9.9% growth in volume/mix and 2.4% increase in price.
•Gross profit increased 13% to €181 million. Gross margin increased 50 basis points to 30.3% as reduced promotions, fixed cost leverage and favorable mix offset cost of goods inflation.
•Adjusted operating expenses increased 1% to €79 million as growth in Indirect expenses was offset by a double-digit decline in Advertising & Promotion.
•Adjusted EBITDA increased 21% to €119 million and Adjusted Profit after tax increased 29% to €68 million due to the aforementioned factors.
•Adjusted EPS increased 26% to €0.34, which includes the impact of a lower share count resulting from the repurchase of ordinary shares during the first half of 2020. Reported EPS increased 33% to €0.32.
First Six Months of 2020 results compared to the First Six Months of 2019
•Revenue increased 10.9% to €1,282 million. Organic revenue growth of 9.8% was comprised of 7.9% growth in volume/mix and 1.9% increase in price.
•Gross profit increased 8% to €380 million. Gross margin declined 70 basis points to 29.7% as pricing, promotional efficiencies and mix were more than offset by cost of goods inflation.
•Adjusted operating expenses increased 7% to €176 million as double digit growth in Indirects was offset by a decline in Advertising & Promotion.
•Adjusted EBITDA increased 8% to €239 million and Adjusted Profit after tax increased 10% to €135 million due to the aforementioned factors.
•Adjusted EPS increased 2% to €0.67 and Reported EPS increased 49% to €0.55.

Exhibit 99.1
2020 Guidance
The Company is raising 2020 guidance, which now includes approximately €10 million of incremental strategic investments to fuel brand building activity, drive targeted retention of new consumers, and further accelerate the growth of Green Cuisine.

2020 Adjusted EBITDA is now expected to be in excess of €460 million. Adjusted EPS, which does not reflect the potential outcome of the proposed tender offer, is now expected to be in excess of €1.27 EPS. Full year guidance now assumes organic revenue growth at a high-single digit percentage range versus the prior expectation of mid-single digit organic revenue growth.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, August 6, 2020 at 1:30 p.m. BST (8:30 a.m. Eastern Daylight Time). Investors interested in participating in the live call can dial +1-877-451-6152 from North America. International callers can dial +1-201-389-0879.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13706777.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and six months ended June 30, 2020 and for comparative purposes, the three and six months ended June 30, 2019.

Adjusted financial information for the three and six months ended June 30, 2020 and 2019 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth is an adjusted measurement of our operating results. The comparison for the three and six months ended June 30, 2020 and 2019 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended June 30, 2020 and June 30, 2019

	Three months ended June 30, 2020	Three months ended June 30, 2019
	€m	€m
Revenue	599.0	537.8
Cost of sales	(417.7)	(377.5)
Gross profit	181.3	160.3
Other operating expenses	(81.6)	(84.6)
Exceptional items	(4.2)	(1.6)
Operating profit	95.5	74.1
Finance income	0.2	1.1
Finance costs	(16.7)	(16.4)
Net financing costs	(16.5)	(15.3)
Profit before tax	79.0	58.8
Taxation	(16.4)	(12.6)
Profit for the period	62.6	46.2

Attributable to:
Equity owners of the parent	62.6	46.4
Non-controlling interests	—	(0.2)
	62.6	46.2

Basic & diluted earnings per share in €	0.32	0.24

Statements of Profit or Loss (unaudited)
Six months ended June 30, 2020 and June 30, 2019

	Six months ended June 30, 2020	Six months ended June 30, 2019
	€m	€m
Revenue	1,281.9	1,155.6
Cost of sales	(901.7)	(804.6)
Gross profit	380.2	351.0
Other operating expenses	(183.1)	(174.0)
Exceptional items	(24.8)	(48.2)
Operating profit	172.3	128.8
Finance income	5.2	2.7
Finance costs	(33.7)	(32.8)
Net financing costs	(28.5)	(30.1)
Profit before tax	143.8	98.7
Taxation	(33.8)	(30.2)
Profit for the period	110.0	68.5

Attributable to:
Equity owners of the parent	110.1	68.8
Non-controlling interests	(0.1)	(0.3)
	110.0	68.5

Basic and diluted earnings per share in €	0.55	0.37

Nomad Foods Limited As Reported
Statements of Financial Position
As at June 30, 2020 (unaudited) and December 31, 2019 (audited)

	As at June 30, 2020	As at December 31, 2019
	€m	€m
Non-current assets
Goodwill	1,861.9	1,862.9
Intangibles	2,086.1	2,083.1
Property, plant and equipment	415.0	422.4
Other non-current assets	1.4	1.9
Derivative financial instruments	32.6	17.5
Deferred tax assets	103.2	96.4
Total non-current assets	4,500.2	4,484.2
Current assets
Cash and cash equivalents	935.3	826.1
Inventories	295.0	323.2
Trade and other receivables	199.7	206.7
Indemnification assets	17.6	35.4
Short-term investments	25.1	25.0
Derivative financial instruments	13.4	3.9
Total current assets	1,486.1	1,420.3
Total assets	5,986.3	5,904.5
Current liabilities
Trade and other payables	569.5	525.2
Current tax payable	244.2	217.2
Provisions	44.0	40.9
Loans and borrowings	23.5	27.7
Derivative financial instruments	3.9	12.1
Total current liabilities	885.1	823.1
Non-current liabilities
Loans and borrowings	1,840.9	1,847.6
Employee benefits	247.1	237.5
Other non-current liabilities	2.2	2.7
Provisions	6.1	5.9
Derivative financial instruments	32.3	32.8
Deferred tax liabilities	399.5	398.2
Total non-current liabilities	2,528.1	2,524.7
Total liabilities	3,413.2	3,347.8
Net assets	2,573.1	2,556.7
Equity attributable to equity holders
Share capital and capital reserve	2,145.5	2,095.4
Share-based compensation reserve	4.6	22.6
Founder Preferred Share Dividend reserve	245.5	370.1
Translation reserve	85.9	94.8
Cash flow hedging reserve	1.4	(13.2)
Retained earnings/(accumulated deficit reserve)	90.2	(11.8)
Equity attributable to owners of the parent	2,573.1	2,557.9
Non-controlling interests	—	(1.2)
Total equity	2,573.1	2,556.7

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the six months ended June 30, 2020 and the six months ended June 30, 2019

	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	€m	€m
Cash flows from operating activities
Profit for the period	110.0	68.5
Adjustments for:
Exceptional items	24.8	48.2
Share based payment expense	4.4	7.3
Depreciation and amortization	34.7	33.3
Net finance costs	28.5	30.1
Taxation	33.8	30.2
Operating cash flow before changes in working capital, provisions and exceptional items	236.2	217.6
Decrease/(increase) in inventories	20.7	(2.1)
Decrease/(increase) in trade and other receivables	14.8	(21.5)
Increase/(decrease) in trade and other payables	59.5	(46.3)
Increase in employee benefits and other provisions	1.0	1.4
Cash generated from operations before tax and exceptional items	332.2	149.1
Cash flows relating to exceptional items	(2.3)	(6.5)
Tax paid	(28.9)	(16.7)
Net cash generated from operating activities	301.0	125.9
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	(1.0)	(1.5)
Purchase of property, plant and equipment and intangibles	(23.6)	(17.5)
Cash used in investing activities	(24.6)	(19.0)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	0.6	353.6
Share issuance costs	—	(11.1)
Repurchase of ordinary shares	(83.4)	—
Payments related to shares withheld for tax	(18.2)	(0.9)
Issuance of new loan principal	—	1.2
Repayment of loan principal	(11.7)	(21.9)
Payment of lease liabilities	(11.2)	(11.8)
Interest paid	(25.1)	(24.4)
Interest received	0.3	1.8
Other financing cash flows	(3.4)	0.3
Net cash (used in)/provided by financing activities	(152.1)	286.8
Net increase in cash and cash equivalents	124.3	393.7
Cash and cash equivalents at beginning of period	824.8	327.6
Effect of exchange rate fluctuations	(13.8)	(1.5)
Cash and cash equivalents at end of period	935.3	719.8

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended June 30, 2020 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended June 30, 2020

€ in millions, except per share data	As reported for the three months ended June 30, 2020	Adjustments		As adjusted for the three months ended June 30, 2020
Revenue	599.0	—		599.0
Cost of sales	(417.7)	—		(417.7)
Gross profit	181.3	—		181.3
Other operating expenses	(81.6)	2.2	(a)	(79.4)
Exceptional items	(4.2)	4.2	(b)	—
Operating profit	95.5	6.4		101.9
Finance income	0.2	—		0.2
Finance costs	(16.7)	0.1		(16.6)
Net financing costs	(16.5)	0.1	(c)	(16.4)
Profit before tax	79.0	6.5		85.5
Taxation	(16.4)	(1.4)	(d)	(17.8)
Profit for the period	62.6	5.1		67.7

Profit attributable to:
Equity owners of the parent	62.6	5.1		67.7
Non-controlling interests	—	—		—
	62.6	5.1		67.7

Weighted average shares outstanding in millions - basic	198.4			198.4
Basic earnings per share	0.32			0.34
Weighted average shares outstanding in millions - diluted	198.4			198.4
Diluted earnings per share	0.32			0.34
(a)Share based payment charge including employer payroll taxes of €2.0 million and non-operating M&A transaction costs of €0.2 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €0.7 million of foreign exchange translation losses and €0.6 million of foreign exchange gains on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended June 30, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended June 30, 2019

€ in millions, except per share data	As reported for the three months ended June 30, 2019	Adjustments		As adjusted for the three months ended June 30, 2019
Revenue	537.8	—		537.8
Cost of sales	(377.5)	—		(377.5)
Gross profit	160.3	—		160.3
Other operating expenses	(84.6)	5.8	(a)	(78.8)
Exceptional items	(1.6)	1.6	(b)	—
Operating profit	74.1	7.4		81.5
Finance income	1.1	(0.1)		1.0
Finance costs	(16.4)	(0.3)		(16.7)
Net financing costs	(15.3)	(0.4)	(c)	(15.7)
Profit before tax	58.8	7.0		65.8
Taxation	(12.6)	(0.9)	(d)	(13.5)
Profit for the period	46.2	6.1		52.3

Profit attributable to:
Equity owners of the parent	46.4	6.1		52.5
Non-controlling interests	(0.2)	—		(0.2)
	46.2	6.1		52.3

Weighted average shares outstanding in millions - basic	196.4			196.4
Basic earnings per share	0.24			0.27
Weighted average shares outstanding in millions - diluted	196.4			196.4
Diluted earnings per share	0.24			0.27
(a)Share based payment charge including employer payroll taxes of €5.5 million and non-operating M&A transaction costs of €0.3 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €0.1 million of foreign exchange translation gains and €0.3 million of foreign exchange gains on derivatives.
(d)Tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the six months ended June 30, 2020 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Six Months Ended June 30, 2020

€ in millions, except per share data	As reported for the six months ended June 30, 2020	Adjustments		As adjusted for the six months ended June 30, 2020
Revenue	1,281.9	—		1,281.9
Cost of sales	(901.7)	—		(901.7)
Gross profit	380.2	—		380.2
Other operating expenses	(183.1)	6.9	(a)	(176.2)
Exceptional items	(24.8)	24.8	(b)	—
Operating profit	172.3	31.7		204.0
Finance income	5.2	(4.7)		0.5
Finance costs	(33.7)	0.3		(33.4)
Net financing costs	(28.5)	(4.4)	(c)	(32.9)
Profit before tax	143.8	27.3		171.1
Taxation	(33.8)	(2.0)	(d)	(35.8)
Profit for the period	110.0	25.3		135.3

Profit attributable to:
Equity owners of the parent	110.1	25.3		135.4
Non-controlling interests	(0.1)	—		(0.1)
	110.0	25.3		135.3

Weighted average shares outstanding in millions - basic	200.7			200.7
Basic earnings per share	0.55			0.67
Weighted average shares outstanding in millions - diluted	200.7			200.7
Diluted earnings per share	0.55			0.67
(a)Share based payment charge including employer payroll taxes of €5.9 million and non-operating M&A transaction costs of €1.0 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €4.7 million of non-cash foreign exchange translation gains and €0.3 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the six months ended June 30, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Six Months Ended June 30, 2019

€ in millions, except per share data	As reported for the six months ended June 30, 2019	Adjustments		As adjusted for the six months ended June 30, 2019
Revenue	1,155.6	—		1,155.6
Cost of sales	(804.6)	—		(804.6)
Gross profit	351.0	—		351.0
Other operating expenses	(174.0)	10.0	(a)	(164.0)
Exceptional items	(48.2)	48.2	(b)	—
Operating profit	128.8	58.2		187.0
Finance income	2.7	(0.9)		1.8
Finance costs	(32.8)	(0.5)		(33.3)
Net financing costs	(30.1)	(1.4)	(c)	(31.5)
Profit before tax	98.7	56.8		155.5
Taxation	(30.2)	(2.5)	(d)	(32.7)
Profit for the period	68.5	54.3		122.8

Profit attributable to:
Equity owners of the parent	68.8	54.3		123.1
Non-controlling interests	(0.3)	—		(0.3)
	68.5	54.3		122.8

Weighted average shares outstanding in millions - basic	187.5			187.5
Basic earnings per share	0.37			0.66
Weighted average shares outstanding in millions - diluted	187.5			187.5
Diluted earnings per share	0.37			0.66
(a)Share based payment expense including employer payroll taxes of €9.7 million and non-operating M&A transaction costs of €0.3 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €0.9 million of non-cash foreign exchange translation gains and €0.5 million of foreign exchange gains on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA (unaudited)

	Three months ended		Six months ended
€ in millions	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Profit for the period	62.6	46.2	110.0	68.5
Taxation	16.4	12.6	33.8	30.2
Net financing costs	16.5	15.3	28.5	30.1
Depreciation & amortization	16.9	16.7	34.7	33.3
EBITDA	112.4	90.8	207.0	162.1
Exceptional items (a)	4.2	1.6	24.8	48.2
Other add-backs (b)	2.2	5.8	6.9	10.0
Adjusted EBITDA	118.8	98.2	238.7	220.3

Revenue	599.0	537.8	1,281.9	1,155.6
Adjusted EBITDA margin (c)	19.8%	18.3%	18.6%	19.1%

(a)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to June 30, 2020 of €2.0 million (2019: €5.5 million) and for the six months ended June 30, 2020 of €5.9 million (2019: €9.7 million) as well as the elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations for the three month period to June 30, 2020 of €0.2 million (2019: €0.3 million) and for the six months ended June 30, 2020 of €1.0 million (2019: €0.3 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - June 30, 2020 compared with June 30, 2019:

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
	YoY Growth	YoY Growth
Reported Revenue Growth	11.4%	10.9%

Of which:
Organic Revenue Growth	12.3%	9.8%
Calendar effect (a)	—%	1.7%
Translational FX (b)	(0.9)%	(0.6)%
Total	11.4%	10.9%

(a)Driven by an increased number of trading days versus the prior year period, including an extra day in February due to a leap year.
(b)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s: (i) beliefs that the values that emerged during the COVID-19 pandemic will transcend beyond the pandemic and that performance during the second half of 2020 will remain elevated versus history; (ii) beliefs that the Company is uniquely positioned with the strategy, resources and discipline to accelerate growth and drive sustained value creation for stakeholders; (iii) intention to return a significant amount of capital to the Company’s shareholders in the form of a tender offer; (iv) expectations regarding organic growth prospects; (v) expectations regarding the Company’s future operating and financial performance, including its updated guidance with respect to organic revenue growth, Adjusted EBITDA and Adjusted EPS. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the impact of the COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; (ii) tapering or reduction of consumer demand for frozen foods as pandemic-related restrictions are lifted or conditions improve; the Company’s ability to meet the increased demand; (iii) the success of the Company’s strategic investments to fuel brand building activity, drive targeted retention of new consumers, and further accelerate growth of Green Cuisine; (iv) disruptions or inefficiencies in the Company’s operations, supply chain or distribution channels, including as a result of the COVID-19 pandemic, and the Company’s ability to maintain the health and safety of its workforce; (v) the duration, spread and intensity of the pandemic and related government restrictions and other government responses; (vi) the Company’s ability to commence and complete the tender offer, including the number of shares the Company is able to purchase pursuant to the tender offer; (vii) the Company’s ability to achieve the benefits contemplated by the tender offer; (viii) any adverse impact that the tender offer may have on the Company and the trading market for the Company’s ordinary shares; (ix) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (x) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (xi) the Company’s ability to accurately predict the performance of its Green Cuisine brand and its impact on the Company’s growth; (xii) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (xiii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (xiv) the effects of reputational damage from unsafe or poor quality food products; (xv) the risk that securities markets will react negatively to actions by the Company; (xi) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xvi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xvii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xviii) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xix) the Company’s ability to protect its brand names and trademarks; (xx) uncertainty about the terms of any trade agreement between the UK and the EU associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xxi) loss of the Company’s financial arrangements with respect to receivables factoring; (xxii) the loss of any of the Company’s major customers or a decrease in demand for its products; (xxiii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xxiv) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xxv) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xxvi) changes in applicable laws or regulations; and (xxvii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.